Exhibit 1.01

Conflict Minerals Report of Benchmark Electronics, Inc.

Benchmark Electronics, Inc., a Texas corporation, makes this Conflict Minerals Report in accordance with Rule 13p-1 (“Rule 13p-1”) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), for calendar year 2014.  In addition to the 1934 Act and Rule 13p-1, we relied upon Release No. 34-67716 issued by the Securities and Exchange Commission (“SEC”) August 22, 2012 (the “Final Release”), the Frequently Asked Questions regarding Conflict Minerals issued by the Staff of the SEC on May 30, 2013 and April 7, 2014, and by the statement issued by the Director of the Division of Corporation Finance of the SEC on April 29, 2014 (“Interim Guidance”).  Unless otherwise defined herein, terms used in this Report shall have the same meaning as found in Rule 13p-1, the Final Release, Form SD and Interim Guidance.  References in this report to “the Company,” “Benchmark,” “we,” or “us” mean Benchmark Electronics, Inc. together with its subsidiaries.

1.                  Overview

1.1              Company

We are a leading global provider of design, engineering and integrated manufacturing solutions to original equipment manufacturers (“OEMs”).  The OEM product segments we serve include technology, medical, industrial control, aerospace, defense, telecommunication, and testing and instrumentation. The services that we provide are commonly referred to as electronics manufacturing services. We offer our customers comprehensive and integrated design and manufacturing services from initial product design to volume production, including direct order fulfillment and post-deployment services. Our manufacturing and assembly operations include printed circuit board and subsystem assembly, box build and systems integration, the process of integrating subsystems, and often, downloading and integrating software to produce a fully configured product.  Our precision technology manufacturing capabilities include precision machining, advanced metal joining and functional testing for medical, instrumentation, aerospace applications, and semiconductor capital equipment.

We source various components used in our manufacturing services primarily through direct suppliers or authorized distributors from around the world.  These components are typically the finished goods or manufactured materials of approved suppliers.  Benchmark generally does not have direct relationships with mines or smelters of minerals that are ultimately contained in the components we source to manufacture our customers’ products. These mines or smelters are several distribution levels removed from Benchmark in the supply chain.  For this reason, we must rely on the many thousands of direct suppliers, supply chain intermediaries as well as industry initiatives for information on these mines or smelters.  Typically, the OEM specifies on its bills of materials the specific components and materials required to manufacture their products, and further specifies the approved suppliers of these components and materials through approved vendor lists. As a result, we typically have little or no control over the selection of these components, materials and suppliers.  In these cases, Benchmark must rely on its customers and their selected suppliers for information on Conflict Minerals.

1.2              Report

Benchmark is subject to Rule 13p-1 to the extent that products we manufacture or contract to manufacture on behalf of our customers contain Conflict Minerals necessary to their functionality or production. The SEC defines the term “Conflict Mineral” to include cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum and tungsten. Collectively, we refer to tin, tantalum, tungsten and gold as “3TG.”

The scope of this report includes activities of the Company for calendar year 2014.

2.                  Reasonable Country of Origin Inquiry (“RCOI”)

This report includes supply chain inquiry responses received through April 30, 2015.

A)                Identify Suppliers.  We first identified suppliers that delivered components and materials during the reporting year.  We compiled a list of all suppliers and evaluated historical usage, as well as forecast usage, to determine those that have or could potentially provide material to us.

B)                 Reasonable Country of Origin Inquiry.  We designed our country of origin inquiry to solicit Conflict Minerals information from 4,544 suppliers.  We asked them to submit Conflict Minerals information via the Electronic Industry Citizenship Coalition and Global e-Sustainability Conflict-Free Sourcing Initiative (“EICC/GeSI”) Conflict Minerals Reporting Template (“CMRT”).  The CMRT is a far more extensive and detailed data gathering tool than the survey utilized last year.  We attempted follow-up contact with non-responsive suppliers.  We reviewed and analyzed all CMRTs submitted, including many with incomplete information, errors or inaccuracies, and requested revised responses where appropriate.  We ultimately received CMRT responses comprising approximately 77% of our 2014 component procurement expenditures.

C)                 Due Diligence Determination. For CMRT responses that indicated the presence of 3TG and contained insufficient information to conclude that any Conflict Minerals necessary to the functionality or production of our products either (i) did not originate in the Democratic Republic of the Congo (“DRC”) or an adjoining country, or (ii) may not have come from recycled or scrap sources, we conducted supplier due diligence as detailed below.

3.                  Due Diligence

We relied upon the “OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas” 2nd edition (“OECD Due Diligence Guidance”) and the 3TG-due-diligence-related supplements to guide our due diligence efforts.  Our due diligence is also based in part on the EICC/GeSI, which includes information on many of the smelters and refiners providing Conflict Minerals to our suppliers.  We believe that the OECD Due Diligence Guidance and EICC/GeSI are nationally and/or internationally recognized due diligence frameworks.

The OECD Due Diligence Guidance includes a five-step risk-based due diligence framework for responsible supply chains of minerals from conflict-affected and high-risk areas, which are:

1.      Establish strong company management systems.

2.      Identify and assess risk in the supply chain.

3.      Design and implement a strategy to respond to identified risks.

4.      Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain.

5.      Report on supply chain due diligence.

The sections below summarize our activities related to each of these steps.

3.1              Establish strong company management systems.

Conflict Minerals Policy.  As part of its due diligence efforts, the Company adopted the following Conflict Minerals Policy, and is committed to educating its suppliers to comply with the Policy.

Benchmark Electronics Conflict Minerals Policy

“Conflict Minerals” refers to minerals or other derivatives mined in the eastern provinces of the Democratic Republic of the Congo (“DRC”) and in the adjoining countries where revenues may be directly or indirectly financing armed groups engaged in civil war resulting in serious social and environmental abuses. In July 2010, the United States enacted the Dodd-Frank Financial Reform Bill and Consumer Protection Act § 1502(b) (the “Conflict Minerals Law”), which requires all US stock listed companies and their suppliers to disclose information concerning chain of custody and usage of conflict minerals (Tin, Tantalum, Tungsten, and Gold . . . “3TG”).

It is Benchmark’s policy to comply with any applicable obligations under the Conflict Minerals Law and the regulations promulgated thereunder, as amended from time to time, relating to Conflict Minerals.  Benchmark believes the Conflict Minerals Law and related efforts to avoid using Conflict Minerals aligns with Benchmark’s corporate policy on sustainability.  As may be required by the Conflict Minerals Law, Benchmark adopted the EICC-GeSI Due Diligence reporting process or similar methodologies and requests chain of custody declarations from all Benchmark sourced and managed suppliers, ensuring transparency in our supply chain.

•         Benchmark expects our suppliers to source materials from socially responsible suppliers.

•         Benchmark expects its suppliers to fully comply with the Conflict Minerals Law and provide all necessary declarations.

•         Suppliers must pass these requirements through their supply chain and determine the source of specified minerals, including 3TG.

•         Suppliers that are non-compliant to these requirements shall be reviewed by global procurement for future business.

This Conflict Minerals Policy encourages businesses to respect, protect and remedy human rights throughout the world.

This Conflict Minerals Policy is also available on the Company’s website at

http://www.bench.com/Corporate/Sustainability/Pages/Conflict-Minerals.aspx.

A)                Conflict Minerals Task Force.  We organized a Conflict Minerals Task Force in 2012 with cross functional team members and executives, including the VP of Global Procurement and Chief Compliance Officer.

B)                 Supply Chain Requirements.  We provide information to suppliers regarding our Conflict Minerals Policy and related compliance information and requirements.  We include covenants and/or flow-downs in all of our procurement terms and conditions and/or agreements that require supply chain adherence to our Conflict Minerals Policy and the reporting requirements in Rule 13P-1.

3.2              Identify and assess risk in the supply chain.

We compared the smelter or refiners identified in the supplier CMRT responses against the Standard Smelter Names tab of the CMRT, then the list of smelters and refiners that meet the Conflict-Free Smelter Program (CFSP) standards.  If not listed by the CMRT or CFSP, we consulted publicly available information to determine whether the smelter or refiner obtained Conflict Minerals from sources that directly or indirectly benefited armed groups in the DRC or adjoining countries.

3.3              Design and implement a strategy to respond to identified risks.

A)                Reporting.  The Conflict Minerals Task Force findings are reported to executive management and also publicly published in this report.  The Audit Committee of our Board of Directors receives reports with respect to our due diligence process and compliance obligations.

B)                 Supply Chain and Customer Engagement.  Due to the nature of our engagement with OEMs (see item 1.1 above), customers principally control the selection of components and materials through bills of materials, and the supplier of those components and materials through approved vendor lists. We provide information to customers on non-responsive suppliers and information gleaned from suppliers concerning the presence of Conflict Minerals in their respective supply chains, and hence, their products. Where our supply chain reports Conflict Minerals in components or materials we purchase, we work with suppliers to re-source compliant 3TG (e.g., not supporting conflict) and with customers to re-source compliant components and materials.

C)                 Challenges.  Suppliers provide CMRT responses at their business aggregate level.  Where a supplier reports the presence of Conflict Minerals from either indeterminate or Not DRC Conflict Free sources in their deliveries to customers, the report usually does not identify which particular item(s) contain Conflict Minerals.  Further, where the supplier provided components or materials for various customers, it may be for all practical purposes impossible to determine whether the particular components or materials purchased by any single customer are Conflict Free.  Suppliers have been largely unwilling and/or unable to provide CMRT information on a per-item basis.

3.4              Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain.

In accordance with the Final Release and Interim Guidance, no IPSA has been obtained.

3.5              Report on supply chain due diligence.

We have filed our 2014 report on Form SD with the SEC, containing this report.  Both the Form SD and this report are available on Benchmark’s website at

http://www.bench.com/Corporate/Sustainability/Pages/Conflict-Minerals.aspx.

4.                  Further Activities.

In furtherance of the goals and objectives of our Conflict Minerals Policy, we plan to:

(i)                 continue development of our compliance management framework and implementation plan, including business processes and IT systems to manage information requests and data sharing with customers and suppliers;

(ii)               encourage greater supply chain participation in CMRT reporting;

(iii)             strengthen materials traceability;

(iv)             continue customer and supplier engagement toward sustainable minerals sourcing;

(v)               participate in industry group initiatives to help define and clarify industry standards; and

(vi)             obtain an IPSA of diligence practices as appropriate in the future.